SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 24 November 2005


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                             BANK OF IRELAND GROUP

                                Interim Statement
                     For the half year to 30 September 2005


                                  HIGHLIGHTS

STRONG GROUP PROFIT PERFORMANCE

     Profit before Tax                                       +28%
     Basic Earnings Per Share                                +30%
     Underlying Profit before Tax                             +8%
     Underlying Earnings Per Share                           +10%
     Dividend                                                +10%
     ROE                                                      25%
     Retail Republic of Ireland                              +16%
     Bank of Ireland Life (Operating Profit)                 +30%
     Wholesale Financial Services                            +12%
     UK Financial Services (in local currency)                -7%
     Asset Management Services                               -27%

SIGNIFICANT ASSET GROWTH

     Retail Republic of Ireland                              +24%
     Wholesale Financial Services                            +27%
     UK Financial Services (in local currency)               +19%


STRONG CAPITAL POSITION

     Tier 1 Capital                                          7.3%
     Total Capital                                          10.6%

ASSET QUALITY REMAINS STRONG

"This has been an excellent first half performance by Bank of Ireland Group. Dynamic growth in strongly performing economies, sound investment strategies in areas of potential opportunity and a firm focus on maintaining excellent asset quality are the factors that underlie this performance. This performance, together with progress on the implementation of our Strategic Transformation Programme gives us confidence for the future."

Brian Goggin
Group Chief Executive
24 November 2005

Basis of Presentation

The Operating and Financial Review set out on pages 4 to 14 compares the six month performance under IFRS for the period ending 30 September 2005 with the Proforma Accounts for the half year ended 30 September 2004, as published in our IFRS Transition document which was released on 27 September 2005.

The statutory IFRS accounts for the period ended September 2004, on page 16 of this document, are prepared in accordance with the standards that were implemented by the Group with effect from 1 April 2004. IAS 32, IAS 39 and IFRS 4 are effective only from 1 April 2005 and therefore have not been applied in restating the IFRS statutory position for the six months ended September 2004. These standards impact the accounting for derivatives, income recognition on loans (Effective Interest Rate (EIR)), accounting for insurance contracts, loan loss provisioning and the classification of financial instruments.

The Group Proforma profit and loss account for the six months ended September 2004 on page 10 of this document reflects the impact of EIR, insurance accounting and the classification of financial instruments, but does not adjust for the impact of accounting for derivatives and loan impairment.



                               Interim Statement

                     For the half year to 30 September 2005

                               FINANCIAL SUMMARY


RESULTS                             Half Year  Half Year    Change   Half Year
                                    Sept 2005  Sept 2004   2005 vs   Sept 2004
                                                Proforma  Proforma   Statutory
                                                              2004
                                         EURm       EURm         %        EURm
                                    ___________________________________________

Total Income 1                          1,649      1,553         6       1,583

Operating Expenses 2                      962        930         3         927
______________________________________________________________________________
Profit before tax                         848        664        28         697

Non-core items 1+2                        183         50         -          50

Underlying profit before tax              665        614         8         647
______________________________________________________________________________

PER UNIT OF EUR0.64 ORDINARY STOCK

Basic earnings per share (Note 9)        74.6c      57.2c       30        60.2c
Underlying earnings per share 3          57.3c      51.9c       10        54.9c
Dividend per share                       18.2c      16.6c       10        16.6c

BALANCE SHEET

Total assets                          146,260                          117,679
Total equity                            4,566                            4,304

Capital Ratios

Tier 1 capital                            7.3%       7.6%
Total capital                            10.6%      10.7%

Key Ratios

Net interest margin                      1.79%      1.98%      -19bps
Costs/total income                       57.4%      59.2%      -1.8%
Return on average equity                   25%        24%        +1%

1.   Net of insurance contract liabilities and claims (September 2005:
     EUR696m, September 2004: EUR282m) and after excluding the effect of non-core items: (a) gains on disposal of business activities (September 2005: EUR183m, September 2004: EUR31m), (b) gross up of income for policyholder tax in the Life business (September 2005: EUR31m, September 2004: EUR13m), (c) charge for hedge ineffectiveness (September 2005:
     EUR21m, September 2004: nil) and (d) restructuring programmes (September 2005: nil, September 2004 EUR11m).

2. After excluding the effect of the restructuring programmes, which are treated as non-core items,(September 2005: EUR10m, September 2004: EUR5m).

3. Underlying earnings per share excludes the after tax net effect of the non-core items listed on page 4 of this document (September 2005: EUR150m, September 2004: EUR38m) and based on the average number of shares in issue (including Bank of Ireland own shares held for the benefit of Bank of Ireland Life policyholders) September 2005: 970.3 million, September 2004:
     965.9 million.



                             BANK OF IRELAND GROUP

                                Interim Results
                    For the six months to 30 September 2005

Operating and Financial Review

The Bank of Ireland Group is pleased to announce a strong performance for the six months to 30 September 2005, continuing the excellent track record of growth. The Group's profit before tax for the six months to 30 September 2005 was EUR848 million an increase of 28% compared with the proforma result for the six months to September 2004. The comparable underlying performance excluding non-core items as outlined below, shows a Group profit before tax increase of 8%. Basic earnings per share for the six months increased by 30% to 74.6c against a proforma outturn for the six months to 30 September 2004. Excluding the overall positive effect from non-core items in both periods, underlying earnings per share increased by 10% to 57.3c. These results we believe reflect the inherent strengths of our business, which continues to deliver excellent returns for the Group's stockholders.

                                   Half Year  Half Year    Change  Half Year
                                     30 Sept    30 Sept   2005 vs    30 Sept
                                        2005       2004  Proforma       2004
                                               Proforma      2004  Statutory
                                        EURm       EURm         %       EURm
                                   __________________________________________

    Group Profit before Tax              848        664       +28        697
    Gain on Disposal of Business       (183)       (31)                 (31)
    Activities
    Hedge Ineffectiveness                 21          -                    -
    Gross up for Policyholder           (31)       (13)                 (13)
    Tax
    Restructuring Programmes              10        (6)                  (6)
                                   __________________________________________
    Underlying Profit before Tax         665        614        +8        647
                                   ==========================================
The Group performance is based on excellent growth in our Irish franchise, significant progress towards our growth objectives in our UK and international businesses, and is underpinned by our presence in two of Europe's best performing economies. This is being achieved without any compromise on asset quality.

Our Retail Financial Services business ("RFSI" - Retail Banking Republic of Ireland and Bank of Ireland Life) enhanced its position in Ireland with continuing strong volume, market share and profit growth. This has been achieved against a background of strong economic growth in Ireland that is forecast to continue, and a very competitive marketplace. RFSI with market share gains in mortgages, life and business banking has consistently outperformed the market over recent years. The enhanced branch based customer service programme recently launched will underpin our competitive position in this market and further differentiate Bank of Ireland from the competition.

Wholesale Financial Services continued its business and profit growth trajectory. Building on a strong domestic franchise we continue to successfully develop our international niche business.

The restructuring of the UK Financial Services business was completed during the six months with the sale of the Bristol & West branch network, and we are now well positioned to benefit from the improving economic environment in the UK with a clear focus on our chosen market segments. Our UK business is achieving strong volume growth and winning market share in both mortgages and business banking, and the UK Post Office Financial Services business is progressing in line with expectations.

Asset Management Services, which accounted for 7% of overall Group profitability, continues to face challenges of investment underperformance and business outflows in Bank of Ireland Asset Management (BIAM). BIAM's focus remains on improving its investment performance, while the Division continues to explore opportunities to exploit its global distribution expertise and capability.

Significant progress has been made in the delivery of our Strategic Transformation Programme announced in March 2005. Cost savings of EUR10 million were achieved in the six months to end September and we are on target to achieve our financial objective of EUR30 million in the first year of the Programme. The cost income ratio for the half year to end September 2005 was 57.4% compared to 59.2% for the same period to end September 2004.

Our business strategy continues to deliver excellent results - generating strong returns from our leading position in Ireland, substantially growing our businesses in the UK and growing our portfolio of niche, skill-based businesses internationally. We have strong franchises in our chosen markets and a track record of exploiting growth opportunities and outperforming the market.

Outlook

The outlook for the two main economies in which we operate remains positive. Our positions in these markets, combined with clear growth plans, the benefits from the Strategic Transformation Programme and a continuing firm focus on asset quality gives us confidence for the future.

Business Review

Divisional Performance
                              Half Year   Half Year      Change
                                30 Sept     30 Sept     2005 vs
                                   2005        2004    Proforma
                                           Proforma        2004
                                   EURm        EURm           %
                              __________________________________

Retail Republic of Ireland         265          228          16
Bank of Ireland Life                68           40          70
Wholesale Financial Services       196          175          12
UK Financial Services              164          179          (8)
Asset Management Services           51           70         (27)
Group and Central*                 (79)         (78)         (1)
                              __________________________________
Underlying Profit before Tax       665          614           8
                              ==================================

* including UK Post Office Financial Services


Retail Republic of Ireland

Retail Republic of Ireland had an excellent performance in the six months to September 2005.

Profit before tax was EUR265 million, an increase of EUR37 million or 16% over the corresponding period last year. Very strong income growth was achieved, costs were well contained and asset quality is excellent.

Net interest income rose by 10% reflecting strong growth in lending volumes. Total lending increased by 24%, with mortgage volumes rising by 26%. Business Banking lending was buoyant growing by 27%, while personal lending volumes were 13% higher. Resources volumes also performed well with growth of 16%. The effect of the continuing low interest rate environment on liability spreads, together with balance sheet growth and associated higher wholesale borrowings continued to impact net interest margin.

Non interest income recorded good growth of 8% with personal lending fees, sales of Group products and other branch fee income performing strongly.

Costs increased by 6% arising from salary increments, higher pension costs and business growth.

The loan loss charge at EUR23 million was unchanged from the previous year and, as a percentage of average advances, fell from 17 basis points to 14 basis points.

Bank of Ireland Life

Bank of Ireland Life is growing strongly with new business sales up by 24% in the period under review. All segments of the product range are performing well with the single premium market showing particular buoyancy. We continue to grow market share.

Operating profits (before the benefit of a discount rate reduction, a positive investment variance and grossing up for policyholder tax) are ahead by 30%. Profit before tax and before grossing up for additional policyholder tax is ahead 70%. The performance reflects strong business growth and a favourable product mix, underpinned by rising investment markets and cost growth restricted to 4%.

Wholesale Financial Services

Profit before tax in Wholesale Financial Services increased by 12% to EUR196 million mainly driven by an excellent performance in Corporate Banking.

Net interest income has increased by 19% in the half year, mainly driven by strong lending growth in Corporate Banking, where the loan book was 27% higher as at September 2005 compared to September 2004. Other income has increased by 4%, in the corresponding period last year some significant once-off fees were included.
Total costs rose by 13% reflecting increased investment costs in the business (including the effect of Burdale acquisition) as the businesses in this division continues to invest for future growth, excluding these investment costs underlying costs increased by 6%.

Loan losses are EUR17 million and compare to EUR18 million in the first half of last year, reflecting the strong quality and well diversified nature of Corporate Banking's lending book and the generally benign credit environment. Loan losses as a percentage of the loan book are 19bps for the half year to 30 September 2005, compared to 26bps for the full year to 31 March 2005 (26bps for the half year to 30 September 2004).

UK Financial Services

(In local currency)

Profit before tax is GBP112 million (excluding the profit on the disposal of the Bristol & West branch network), a 7% decrease over the prior year. The prior year included a technical release of loan loss provisions of GBP10 million, and excluding this item the profit for the six months is similar to the prior year.

As already announced the Bristol & West branch network was sold in September 2005 to Britannia Building Society, and this resulted in a pre-tax gain of GBP124 million.

The total UKFS loan book grew by 19% to GBP28 billion over the same period last year. The resources decreased by GBP4.5 billion due to the sale of the branch network. Net interest income which grew by 8% has benefited from the strong loan growth. Non interest income is down 38% compared to 30 September 2004 impacted by the sale of Chase de Vere in the second half of last year, and lower fee based product sales in the Bristol & West branch network prior to the sale. Costs have fallen by 8% due to the sale of Chase de Vere and lower operating costs in the branch network prior to sale.
Profits in our mortgage business are up 12% compared to 30 September 2004. The mortgage book has increased by 15% and asset quality remains strong. Arrears levels continue to run at a significantly lower level than industry average.

Business Banking profits, excluding the GBP10 million loan loss provision release referred to above, are in line with the previous year. The loan book has grown by 32% with asset quality remaining high, and resources have grown by 6%.

Asset Management Services

Asset Management Services, which incorporates the Group's asset management and securities services businesses, saw pre-tax profits fall by EUR19 million to EUR51 million over the same period last year.

This decline was mainly driven by a reduction in assets under management in Bank of Ireland Asset Management (BIAM) which fell by 21% to EUR44 billion at the end of September 2005. BIAM's focus remains on improving its investment performance, while the Division continues to explore opportunities to exploit its global distribution expertise and capability.

Assets under management in Iridian increased by 12% to $10.4 billion at 30 September 2005 and the company's relative investment performance continues to be strong over the medium term.

Bank of Ireland Securities Services, the custody and fund administration business continues to perform well and experienced strong profit growth over the same period last year.

Group and Central

Group & Central includes the results of UK Post Office Financial Services (UKPOFS), together with earnings on Group surplus capital, unallocated central & support costs and some smaller business units.

In the six months to 30 September 2005 UKPOFS incurred a loss of GBP12 million compared to a loss of GBP21 million in the six month period to 31 March 2005 and a loss of GBP11 million in the corresponding period last year. UKPOFS continues to build its customer base with over 225,000 customers now recruited. The UKPOFS was treated as an associated company from 1 April 2004 to 31 July 2004 and as a fully consolidated entity from 1 August 2004. The profit before tax impact (before minority interest) on Bank of Ireland which includes the amortisation of certain assets of EUR6 million in both periods, amounts to a loss of EUR24 million compared to a loss of EUR20 million for the prior period.

The remainder of Group and Central had a net cost of EUR55 million to 30 September 2005, compared to EUR58 million in the corresponding period last year. The improvement is driven by the return from higher levels of retained earnings partly offset by higher compliance related spend.


Financial Review


Bank of Ireland Group Consolidated Income Statement

                                      Half Year    Half Year Half Year
                                        30 Sept      30 Sept   30 Sept
                                           2005         2004      2004
                                      Statutory     Proforma Statutory
                                           EURm         EURm      EURm
                                     __________________________________
Net Interest Income                       1,075          961       941

                                     __________________________________
Insurance net premium income                529          286       795
Life assurance investment income            312           89       203
and gains
Other Income                                439          523       543
Profit on Disposal of Business              183           31        31
Activities                           __________________________________
                                          1,463          929     1,572

                                     __________________________________
Total Operating Income                    2,538        1,890     2,513

Increase in Insurance Contract
Liabilities and Claims paid               (696)        (282)     (875)
                                     __________________________________
Total Operating Income net of
Insurance Liabilities                     1,842        1,608     1,638

Operating Expenses                        (972)        (935)     (932)

Impairment losses on Loans and             (50)         (28)      (28)
Advances

Share of Associates & Joint                  28           19        19
Venture                              __________________________________

Profit before Tax                           848          664       697

Taxation                                  (139)        (118)     (121)
Minority Interest                             3          (2)       (5)
Dividends from other equity                 (6)          (5)       (4)
interests                            __________________________________

Profit Attributable to ordinary             706          539       567
stockholders                         ===================================

Basic EPS                                 74.6c        57.2c     60.2c
Underlying EPS                            57.3c        51.9c     54.9c


Income

       Net Interest Income           Half Year    Half Year       Change
                                  30 Sept 2005 30 Sept 2004      2005 vs
                                                   Proforma     Proforma
                                                                    2004
                                  _______________________________________

       Net Interest Income (EURm)          1,075          961         +12%

       Average Earning Assets           120(i)        97(i)         +23%
       (EURbn)

       Net Interest Margin (bps)           179          198          -19

       Domestic Net Interest               186          210          -24
       Margin (bps)
       Foreign Net Interest                166          178          -12
       Margin (bps)               _______________________________________

(i) Financial assets held for trading and debt securities designated in the Life business as fair value through the income statement are excluded from average earning assets and consequently the net interest margin calculation.

The Group's net interest income has grown by 12% to EUR1,075 million for the six months to September 2005 compared with the six months to September 2004, driven by strong lending growth throughout the Group. The Group average earning assets have increased by 23% from EUR97 billion at September 2004 to EUR120 billion at September 2005.

The Group's net interest margin at September 2005 was 1.79% a 19bps reduction on the same period last year. The reduction in the Group net interest margin was caused by the pace of lending growth exceeding the growth of deposits with higher associated wholesale borrowings, the low interest rate environment and its impact on liability spreads together with the effect of the back book re-pricing in the UK, which is now almost fully re-priced.

Other Income

                                    Half Year   Half Year    Change    Half Year
                                 30 Sept 2005     30 Sept   2005 vs 30 Sept 2004
                                                     2004  Proforma    Statutory
                                                 Proforma      2004
                                         EURm        EURm         %         EURm
                                 _______________________________________________

Insurance net premium income              529         286       +85          795
Life assurance investment income          312          89      +251          203
Other Income                              439         523       -16          543
Profit on Disposal of Business            183          31         -           31
Activities                       _______________________________________________
                                        1,463         929       +57        1,572

                                 _______________________________________________
Excluding -
Grossing up for policyholder tax in        31          13                     13
the Life business
Hedge ineffectiveness                    (21)           -                      -
Disposal of business activity             183          31                     31
Restructuring/provision releases            -          11                     11
                                 _______________________________________________
                                        1,270         874       +45        1,517
Insurance claims, increase in
policyholder liabilities                (696)       (282)                  (875)
                                 _______________________________________________

Net underlying Other Income               574         592        -3          642
                                 ===============================================

Other Income for the six months to September 2005 was up 57% or EUR534 million to EUR1,463 million, compared with the same period last year. Excluding the grossing up for policyholder tax in the Life business, hedge ineffectiveness, disposal of business activity and restructuring/provision releases, the comparable growth for the six months to September 2005 was 45% or up EUR396 million. The Life business was a key driver of this growth, where excellent sales have resulted in insurance premiums increasing by EUR243 million to EUR529 million. Strong stock market performance has resulted in growth of life assurance investment income up EUR223 million to EUR312 million. Insurance claims and increase in policyholder liabilities increased by EUR414 million to EUR696 million for the six month period to September 2005 driven by the same two factors of excellent sales and strong stock market performance.

On an underlying basis other income fell by 3% from EUR592 million to EUR574 million in the six months to September 2005. The six months to 30 September 2004 included EUR25 million of fee income relating to Chase de Vere which was sold in March 2005 and excluding this other income was up 1%. Fee income was lower by EUR25 million in BIAM. The overall benefit of the Life business to underlying other income growth was EUR28 million, with our Irish retail businesses also performing well, where we have seen good growth in personal lending fees, other network related fees with other income growing by EUR12 million.


Operating Expenses

                           Half Year    Half Year       Change     Half Year
                        30 Sept 2005 30 Sept 2004      2005 vs  30 Sept 2004
                                         Proforma     Proforma     Statutory
                                                          2004
                                EURm         EURm            %          EURm
                        ____________________________________________________

Operating Expenses               972          935            4           932

Restructuring Costs             (10)          (5)                        (5)
                        ____________________________________________________

Core Operating Expenses          962          930            3           927
                        ====================================================

Core operating expenses which exclude costs relating to restructuring, have increased by EUR32 million or 3% to EUR962 million for the six months to September 2005 compared with the six months to September 2004. The sale of Chase de Vere has had a positive effect on costs but this reduction has been partially offset by the effect of the consolidation of UKPOFS in the current six months, as for most of the corresponding period last year this investment was treated as an associated company. Operating expenses have been impacted by falling long term bond yields, resulting in a higher pension charge in the six months to September 2005 compared with September 2004. Costs were also higher in our UK and Wholesale businesses as we invest in growth initiatives. Our Strategic Transformation Programme has successfully delivered cost savings in the current half year of EUR10 million. The core cost income ratio for the half year to September 2005 was 57.4%, an improvement on the comparable September 2004 ratio of 59.2%. A positive cost income gap of 3% was achieved, reflecting the strong business volume growth, good cost control and the positive impact resulting from the disposal of Chase de Vere which was sold in March 2005.

Impairment of loans and advances

The impairment charge for loans and advances was EUR50 million for the half year to September 2005. The charge for the six months to September 2004 of EUR28 million, included a technical loan loss release of GBP10 million (EUR15 million). Asset quality remains strong, with the loan loss charge for the half year to September 2005 representing 11bps of the average loans for the period. Impaired loans of EUR693 million as at 30 September 2005, compared to EUR710 million as at 31 March 2005 and EUR682 million at 30 September 2004.

Impairment provisions as a percentage of impaired loans was 50% as at 30 September 2005.

Capital & Reserves

The return on equity for the half year was 25%. Capital ratios remain very strong, with Tier 1 Capital at 7.3% and Total Capital at 10.6%.

Effective Rate of Tax

The taxation charge for the Group was EUR139 million compared to EUR118 million in the half-year to September 2004.

The effective tax rate was 16.4% compared to 17.8% in the half-year to September 2004. The effective tax rate was lower compared to the half-year to September 2004 mainly due to the benefit from the non-taxable gains in relation to the disposal of the Bristol & West branch network which was partially offset by the increase in the Bank of Ireland Life grossing-up for policyholder tax required under IFRS.

Dividend

As in prior years, in accordance with Group policy that the interim dividend, in normal course, shall be set at 40% of the total distribution per unit of stock for the prior year, the Directors have declared an interim dividend of 18.2 cent for each unit of Ordinary Stock, an increase of 10% over the corresponding period last year. This dividend will be paid on 11 January 2006 to stockholders who are registered as holding Ordinary Stock at the close of business on 16 December 2005.

The Group dividend policy which under Irish GAAP was set at a target payout ratio of 40% will be impacted by the introduction of IFRS. As the fundamental cash flows of the business have not changed on the transition to IFRS the target payout ratio under Irish GAAP will be adjusted upwards.

For further information:
John O'Donovan     Group Chief Financial Officer         353 1 632 2054
Geraldine Deighan  Head of Group Investor Relations      353 1 604 3501
Dan Loughrey       Head of Group Corporate               353 1 604 3833
                   Communications


Forward Looking Statement

This document contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and the UK economies, the performance and volatility of international capital markets, the expected level of credit defaults, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues and the availability of funding sources. Any forward-looking statements speak only as of the date they were made. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof. The reader should however, consult any additional disclosures that the Group has made or may make in documents it has filed or submitted or may file or submit to the U.S. Securities and Exchange Commission.


CONSOLIDATED INCOME STATEMENT (unaudited)

                                                     Half Year  Half Year       Year
                                                     30-9-2005  30-9-2004  31-3-2005
                                                          EURm       EURm       EURm
                                                  __________________________________


INTEREST INCOME (Note 3)                                 2,929      2,188      4,263

INTEREST EXPENSE (Note 4)                              (1,854)    (1,247)    (2,332)
                                                  __________________________________

NET INTEREST INCOME                                      1,075        941      1,931

Insurance net premium income                               529        795      1,791
                                                  __________________________________
Fees and commissions income                                457        562      1,163
Fees and commissions expense                              (97)      (115)      (263)
                                                  __________________________________
Net fees and commissions income                            360        447        900
Net trading income                                          11         33         66
Life assurance investment income and gains                 312        203        695
Other operating income (Note 5)                             68         63        138
Profit on disposal of business activity                    183         31         11
                                                  __________________________________

TOTAL OPERATING INCOME                                   2,538      2,513      5,532
Increase in insurance contract liabilities and           (696)      (875)    (2,222)
claims paid                                       __________________________________

TOTAL OPERATING INCOME, NET OF INSURANCE CLAIMS          1,842      1,638      3,310

TOTAL OPERATING EXPENSES (Note 6)                        (972)      (932)    (2,051)
                                                  __________________________________

OPERATING PROFIT BEFORE IMPAIRMENT LOSSES                  870        706      1,259
Impairment losses on loans and advances (Note 11)         (50)       (28)         21
                                                  __________________________________

OPERATING PROFIT                                           820        678      1,280
Income from associated undertakings and joint               28         19         30
ventures                                          __________________________________

PROFIT BEFORE TAXATION                                     848        697      1,310
Taxation (Note 8)                                        (139)      (121)      (256)
                                                  __________________________________
PROFIT FOR THE PERIOD                                      709        576      1,054
                                                  ==================================
Attributable to minority interests                         (3)          5        (1)
Attributable to stockholders                               712        571      1,055
                                                  __________________________________

PROFIT RETAINED FOR THE PERIOD                             709        576      1,054
                                                  ==================================


Earnings per unit of EUR0.64 ordinary stock (Note 9)       74.6c      60.2c     111.1c
                                                  ==================================

Diluted earnings per unit of EUR0.64 ordinary stock        74.0c      59.7c     110.2c
(Note 9)                                          ==================================


CONSOLIDATED BALANCE SHEET (unaudited)

                                          30-9-2005  1-4-2005 30-9-2004 31-3-2005
                                               EURm      EURm      EURm      EURm
                                          _______________________________________

ASSETS
Cash and balances at central banks              730     1,613     2,062     1,613
Items in the course of collection from          722       560       593       560
other banks
Central government and other eligible           180         8     1,350     1,607
bills
Trading securities (Note 12)                    640     1,030         -         -
Derivative financial instruments              2,023     2,277         -         -
Other financial assets at fair value          9,277     8,115         -         -
through P/L (Note 12)
Loans and advances to banks                   9,658     8,347     8,659     8,347
Available-for-sale financial assets (Note    26,522    20,841         -         -
12)
Loans and advances to customers (Note 10)    91,286    79,988    72,743    79,836
Debt securities                                   -         -    20,472    22,711
Equity shares                                     -         -     5,160     5,716
Interests in associated undertakings             17        17        15        17
Interest in joint ventures                       89        61        48        61
Intangible assets - Goodwill                    232       219       177       219
Intangible assets - Other                       569       573       530       573
Investment property                             620       503       442       503
Property, plant & equipment                     696       726       713       720
Deferred tax asset                              111        55        87        99
Other assets                                  2,888     3,083     4,628     5,198
                                          _______________________________________
Total assets                                146,260   128,016   117,679   127,780
                                          =======================================


                                          30-9-2005  1-4-2005 30-9-2004 31-3-2005
                                               EURm      EURm      EUR       EURm
                                          _______________________________________

EQUITY AND LIABILITIES
Deposits by banks                            30,237    20,865    20,274    20,865
Customer accounts (Note 13)                  57,319    60,070    56,551    60,185
Items in the course of transmission to           99       230       119       230
other banks
Derivative financial instruments              1,952     2,167         -         -
Liabilities to customers under investment     5,633     4,917         -         -
contracts
Debt securities in issue                     31,011    21,243    18,460    21,217
Life assurance liabilities attributable           -         -     7,734     8,713
to policy holders
Insurance contract liabilities                4,163     3,785         -         -
Other liabilities                             4,582     4,914     5,641     6,756
Deferred tax liabilities                        163       144       204       212
Other provisions                                156       180         -       180
Post retirement benefit obligations           1,236       924       741       924
Subordinated liabilities (Note 14)            5,143     4,231     3,651     4,086
                                          _______________________________________

Total liabilities                           141,694   123,670   113,375   123,368

Equity

Share capital (Note 15)                         663       663       679       663
Share premium account (Note 16)                 766       765       765       765
Capital reserve (Note 16)                       376       310       554       561
Retained profit (Note 16)                     2,458     2,279     2,207     2,336
Revaluation reserve (Note 16)                   158       158       115       158
Cash flow hedge reserve (Note 16)              (10)        67         -         -
Available for sale reserve (Note 16)            196       137         -         -
Other equity reserve (Note 16)                  123       114         -         -
Own shares held for the benefit of life       (216)     (206)     (205)     (206)
assurance policyholders                   _______________________________________

Stockholders equity                           4,514     4,287     4,115     4,277
Minority interests                               52        59       189       135
                                          _______________________________________

Total equity                                  4,566     4,346     4,304     4,412
                                          _______________________________________

Total equity and liabilities                146,260   128,016   117,679   127,780
                                          =======================================



MEMORANDUM ITEMS (UNAUDITED)

                                               30-9-2005     30-9-2004     31-3-2005
                                                    EURm          EURm          EURm
                                               _____________________________________
Contingent liabilities
Acceptances and endorsements                          30            27            34
Guarantees and assets pledged as                   1,241         1,233         1,268
collateral security
Other contingent liabilities                         631           513           643
                                               _____________________________________
                                                   1,902         1,773         1,945
                                               =====================================

Commitments                                       29,086        26,239        29,296
                                               =====================================

RECONCILIATION OF MOVEMENT IN TOTAL EQUITY (unaudited)

                                                   Half Year   Half Year        Year
                                                   30-9-2005   30-9-2004   31-3-2005
                                                       EURm         EURm        EURm

Profit attributable to stockholders                      709         576       1,054
Dividends                                              (282)       (257)       (417)
Dividends on other equity interests                     (10)        (12)        (22)
Exchange adjustments                                      53        (96)       (113)
Actuarial losses on pension funds                      (257)       (201)       (386)
                                               _____________________________________
                                                         213          10         116
Implementation of IAS32/IAS39 & IFRS4 as at 1           (66)           -           -
April 2005                                     _____________________________________
Total Recognised Income                                  147          10         116

Opening Stockholders' Equity                           4,412       4,238       4,238
                                               _____________________________________
                                                       4,559       4,248       4,354

Revaluation of property                                    -           -          43
Re-issue of treasury stock issued under                   30           5           7
employee stock scheme
Movement in share based payment reserve                    6           5          11
Reissue of treasury stock previously held by               -           -           1
subsidiary
Movement in cost of own shares held for benefit of      (10)        (22)        (23)
life assurance policyholders
Net fair value movement in available for sale             59           -           -
reserve
Net fair value movement in cash flow hedge              (77)           -           -
reserve
Minority interest acquired                                 -          67          67
Disposal of minority interest                              -           -        (42)
Other                                                    (1)           1         (6)
                                               _____________________________________
Closing Stockholders' Equity                           4,566       4,304       4,412
                                               =====================================
Stockholders' equity:
Ordinary stockholders equity                           4,449       4,050       4,212
Other equity interests                                   117         254         200
                                               _____________________________________
                                                       4,566       4,304       4,412
                                               =====================================



CONSOLIDATED CONDENSED CASH FLOW STATEMENT (UNAUDITED)


                                                  Half Year    Half Year        Year
                                                  30-9-2005    30-9-2004   31-3-2005
                                                       EURm         EURm        EURm
                                               _____________________________________

Operating activities:

Operating profit                                        820          678       1,280

Adjust for non cash items:
Profit on disposal of businesses                      (183)         (31)        (11)
Depreciation and amortisation                            81           81         177
Loan loss charge                                         50           28        (21)
Movement on share based payments reserve                  6            5          11
Loss/(profit) on sale of property, plant and              -          (4)         (8)
equipment
Interest on subordinated liabilities                    124          111         225
                                               _____________________________________

Net cash flow from trading activities                   898          868       1,653

Changes in operating assets and liabilities:          3,048        2,795       3,977
                                               _____________________________________

Net cash flow from operating activities before        3,946        3,663       5,630
tax and dividend
Dividend received                                         -           14          14
Taxation paid                                          (40)         (19)       (155)
                                               _____________________________________

Net cash flow from operating activities               3,906        3,658       5,489
                                               _____________________________________

Investing activities:

Acquisitions/disposals of businesses                    229          135          73
Net purchases /sales of financial assets            (5,485)      (2,120)     (4,155)
Purchase of property, plant, equipment &              (178)         (73)       (187)
intangibles
Proceeds from disposals of property, plant and           10           35          55
equipment                                      _____________________________________

Net cash flow from investing activities             (5,424)      (2,023)     (4,214)
                                               _____________________________________

Financing activities:

Interest paid on subordinated liabilities              (30)         (33)       (223)
Proceeds from issue of subordinated                     883            -         587
liabilities
Repayment of subordinated liabilities                     -            -       (145)
Proceeds from issue of ordinary stock                    30            5           7
Equity dividends paid                                 (282)        (257)       (417)
Dividends paid to minority interests                    (4)          (8)        (14)
Dividends paid on other equity interests                (6)          (4)         (8)
                                               _____________________________________

Net cash flow from financing activities                 591        (297)       (213)
                                               _____________________________________

Equals net (decrease)/increase in cash and            (927)        1,338       1,062
cash equivalents

Cash and cash equivalents at start of period          6,240        5,198       5,198
Exchange movements                                       10         (11)        (20)
                                               _____________________________________

Cash and cash equivalents at end of period            5,323        6,525       6,240
                                               =====================================

1 BASIS OF PREPARATION

Up to 31 March 2005 the Bank of Ireland Group ("the Group") prepared its Report and Accounts in accordance with Irish Generally Accepted Accounting Principles (IR GAAP). From 1 January 2005 all listed companies in the EU are required to produce consolidated accounts prepared under IFRS. The Group has implemented IFRS from 1 April 2005 and will produce its first full IFRS accounts for the year ending 31 March 2006.

In preparing this financial information management has used its best knowledge of the expected standards and interpretations, facts and circumstances, and accounting policies that will be applied when the Group prepares its first set of Accounts, in accordance with accounting standards adopted for use in the EU, as of 31 March 2006. As a result, although this financial information is based on management's best knowledge of expected standards and interpretations, and current facts and circumstances, this may change. Therefore, until the Group prepares its first set of Accounts in accordance with accounting standards adopted for use in the EU, the possibility cannot be excluded that the accompanying financial information may have to be adjusted.

Save as noted below, the Group complies with the EU endorsed version of IAS 39. This carved out version relaxes some of the hedge accounting requirements and prohibits the designation of non trading financial liabilities at fair value through profit or loss. The Group has not taken advantage of any of the relaxed hedge accounting requirements. However the recent amendment to IAS 39 "Financial
Instruments: Recognition and measurement" in respect of the fair value option permits financial assets or liabilities, provided they meet certain criteria, to be designated at fair value through the profit and loss account. The Group has adopted the fair value option ahead of its effective date on the assumption that it would be endorsed by the E.U. Consequently, the financial information herein has also been prepared in accordance with all extant accounting standards, interpretations and amendments issued by the IASB. The E.U. Commission has subsequently endorsed the fair value option on the 15th November 2005 retroactive to the 1st January 2005.

The rules for first time adoption of IFRS are set out in IFRS 1 "First-time Adoption of International Financial Reporting Standards". IFRS 1 requires the Group to determine its IFRS accounting policies and apply these retrospectively to determine the opening balance sheet position under IFRS at the date of transition. Details of the provisional IFRS accounting policies are set out in the Transition statement issued on 27 September 2005.

Transition to IFRS

As set out in the basis of preparation, the interim financial information has been prepared based on the recognition and measurement requirements of IFRS as endorsed by the E.U. Bank of Ireland has availed of transitional provisions for IAS 32 'Financial instruments: Disclosure and Presentation' ('IAS 32'), IAS 39 'Financial Instruments: Recognition and Measurement' ('IAS 39') and IFRS 4 ' Insurance Contracts' ('IFRS 4') and has not presented comparative information in accordance with these standards. Accordingly, comparative information for 2004 in respect of financial instruments and insurance contracts is prepared on the basis of the Group's accounting policies under IR GAAP.

A description of the differences between IR GAAP and IFRS accounting policies is set out in 'Transition to IFRS - Restatement of 31 March 2005 financial information' ('the transition document') on pages 16-25. Reconciliations of balance sheets prepared under IR GAAP and IFRS at 1 April 2004, 30 September 2004, 31 March 2005 and 1 April 2005 are included in the transition document on pages 50-57. Reconciliations of the profit and loss account prepared in accordance with IR GAAP and prepared in accordance with IFRS for the periods ending 31 March 2005 and 30 September 2004 are included in pages 48-49 of the transition document. In addition, a reconciliation of the amount of stockholders' equity at 1 April 2005, before and after the application of IAS 32, IAS 39 and IFRS 4 is summarised below. The transition document is available at www.bankofireland.ie.

1 BASIS OF PREPARATION (continued)

The following table sets out the reconciliation from previously reported Irish GAAP information for profit after taxation and stockholders' equity for September 2004 and March 2005, and the reconciliation to stockholders' equity at 1 April 2005 after the application of IAS 32, IAS 39 and IFRS 4.

                                                     Profit after       Stockholders'
                                                         taxation              equity
                                              Half Year      Year
                                              30-9-2004 31-3-2005 30-9-2004 31-3-2005
                                                   EURm      EURm      EURm      EURm
                                              _______________________________________

As reported under Irish GAAP                        593     1,080     4,597     4,789

Reconciliation adjustments to IFRS excluding
IAS 32, IAS 39 and IFRS 4:
Consolidation of new entities and insurance           4         8      (59)      (55)
businesses
Leasing consolidation                               (6)       (8)        47        44
Post retirement benefit obligations                (13)      (23)     (500)     (695)
Property, plant and equipment                         -         -     (145)     (102)
Intangible assets & goodwill                          6        13         6        12
Dividends                                             -         -       160       282
Employee benefits                                   (4)       (8)         1         3
Other                                               (4)       (8)         8       (1)
                                              _______________________________________

IFRS excluding IAS 32, IAS 29 and IFRS 4            576     1,054     4,115     4,277
                                              =======================================
Reconciliation adjustments to IAS 32, IAS 39
and IFRS 4:
Reclassification of financial instruments                                         127
Hedging                                                                           (3)
Write down of VIF in Life business                                              (251)
Debt/equity reclassification                                                      114
Effective interest rate                                                            20
Other                                                                               3
                                                         ____________________________

Stockholders' equity as at 1 April 2005 under IFRS                              4,287
including IAS 32/IAS39 and IFRS 4                        =============================


2 SEGMENTAL ANALYSIS

The segmental analysis of the Group's results and financial position is set out below by geographic segment and by business class. For the geographic analysis Republic of Ireland includes profits generated in the International Financial Services Centre. Turnover is defined as gross interest income before interest paid, non interest income and income from associates and joint ventures. Turnover by business class is not shown. The Group has six business classes. The analysis of results by business class is based on management accounts information. The segmental allocation of liabilities necessitates the allocation of capital on a risk related basis which is in some cases necessarily subjective. The Directors believe that it is more meaningful to analyse total assets and the result of this analysis is therefore also included in the tables.

2 SEGMENTAL ANALYSIS (continued)

(a) Geographical Segment                 Half Year 30-9-2005
                                 ____________________________________

                                 Republic    United  Rest of
                                       of   Kingdom    World    Total
                                  Ireland
                                     EURm      EURm     EURm     EURm
                                 ____________________________________


Turnover                            1,712     1,996      113    3,821
                                 ====================================
Profit before taxation                471       355       22      848
                                 ====================================


Net assets                          2,064     1,943      507    4,514
                                 ====================================

Total assets (1)                  128,727    60,096    3,997  192,820
                                 ====================================



(a) Geographical Segment                 Half Year 30-9-2004
                                 ____________________________________

                                 Republic    United  Rest of
                                       of   Kingdom    World    Total
                                  Ireland
                                     EURm      EURm     EURm     EURm
                                 ____________________________________

Turnover                            1,419     1,518       82    3,019
                                 ====================================

Profit before taxation                500       176       21      697
                                 ====================================

Net assets                          2,044     1,599      472    4,115
                                 ====================================

Total assets (1)                   99,144    49,535    2,529  151,208
                                 ====================================



(a) Geographical Segment                   Year 31-3-2005
                                 ____________________________________

                                 Republic    United  Rest of
                                       of   Kingdom    World    Total
                                  Ireland
                                     EURm      EURm     EURm     EURm
                                 ____________________________________

Turnover                            2,573     3,170      192    5,935
                                 ====================================

Profit before taxation                991       273       46    1,310
                                 ====================================

Net assets                          2,268     1,519      490    4,277
                                 ====================================

Total assets (1)                  109,606    50,551    4,262  164,419
                                 ====================================



2 SEGMENTAL ANALYSIS (continued)

                                                Half Year 30-9-2005
                        ___________________________________________________________________
(b) Business Class         Retail
                         Republic          Wholesale        UK      Asset    Group
                               of      BOI Financial Financial Management        &
                          Ireland      Life Services  Services   Services  Central    Total
                             EURm       URm     EURm      EURm       EURm     EURm     EURm
                        ___________________________________________________________________

Net interest income           546        4       181       335          5        4    1,075
Insurance net premium           -      515         -         -          -       14      529
income
Life assurance                  -      312         -         -          -        -      312
investment income
Other income                  158        7       139        59        110     (34)      439
Profit on disposal of           -        -         -       183          -        -      183
business activities
                        ___________________________________________________________________
Total income                  704      838       320       577        115     (16)    2,538
Insurance claims                -    (691)         -         -          -      (5)    (696)
                        ___________________________________________________________________
Total income, net of          704      147       320       577        115     (21)    1,842
insurance claims
Operating expenses          (417)     (48)     (134)     (222)       (64)     (87)    (972)
Impairment losses on         (23)        -      (17)       (8)          -      (2)     (50)
loans & advances
Share of operating              1        -        27         -          -        -       28
profit from associates
                        ___________________________________________________________________
Profit before taxation        265    99(2)       196    347(3)         51    (110)(4)   848
                        ___________________________________________________________________

Taxation                                                                              (139)
                                                                               ____________
Profit for the period                                                                   709
                                                                               ____________

Net assets                  1,615      116       839     2,029        397    (482)    4,514
                        ___________________________________________________________________
Total assets (1)           70,275   10,331   123,721    49,340      2,524   17,040  273,231
                        ___________________________________________________________________
Total Risk Weighted        24,251        -    32,906    30,099        225    1,007   88,488
Assets                  ===================================================================


(1)  Total assets include intra-group items of EUR126,971m (September 2004:
     EUR80,790m, March 2005: EUR104,264m) in business class and EUR46,560m (September 2004: EUR33,529m, March 2005: EUR36,639m) in geographic segments.

(2)  Includes EUR31m relating to the gross up for policyholder tax

(3) Includes EUR183m relating to the sale of the Bristol & west branches to Britannia Building Society in September 2005.

(4) Includes negative impacts of EUR21m relating to hedge ineffectiveness arising from new hedging rules under IAS39 and EUR10m relating to costs incurred under the strategic transformation programme.

2 SEGMENTAL ANALYSIS (continued)

                                              Half Year 30-9-2004
                        ___________________________________________________________________

(b) Business Class        Retail
                        Republic         Wholesale        UK      Asset   Group
                              of     BOI Financial Financial Management       &
                         Ireland    Life  Services  Services   Services Central   Total
                            EURm    EURm      EURm      EURm       EURm    EURm    EURm
                        _______________________________________________________________

Net interest income          496       5       141       307          2    (10)     941
Insurance net premium          -     778         -         -          -      17     795
income
Other income                 149     198       152       126        133    (12)     746
Profit on disposal of          -       -         -         -          -      31      31
business activities
                        _______________________________________________________________
Total income                 645     981       293       433        135      26   2,513
Insurance claims               -   (869)         -         -          -     (6)   (875)
                        _______________________________________________________________
Total income, net of         645     112       293       433        135      20   1,638
insurance claims
Operating expenses         (388)    (46)     (119)     (249)       (65)    (65)   (932)
Impairment losses on        (23)       -      (18)        14          -     (1)    (28)
loans & advances
Share of operating           (1)       -        24         -          -     (4)      19
profit from associates
                        _______________________________________________________________
Profit before taxation       233      66       180    198(5)         70    (50)(6)  697
                        _______________________________________________________________

Taxation                                                                          (121)
                                                                              _________
Profit for the period                                                               576
                                                                              _________

Net assets                 1,404     101       701     1,568        380    (39)   4,115
                        _______________________________________________________________
Total assets (1)          54,885   7,996    78,864    39,929      1,898  14,897 198,469
                        _______________________________________________________________
Total Risk Weighted       19,820       -    24,141    24,304        184     819  69,268
Assets                  _______________________________________________________________


(5) Includes provisions released following the exit from leases (profit on the sale of properties) totalling EUR11m and implementation costs associated with the UKFS business improvement programme of EUR5m.

(6) Includes profit of EUR31m on the sale of the Bank's 50% shareholding in EuroConex Technologies Limited to Nova EuroConex Holdings BV, a subsidiary of US Bancorp, on 29 June, 2004.


2 SEGMENTAL ANALYSIS (continued)

                                                Year 31-3-2005
                        _______________________________________________________________
(b) Business Class        Retail
                        Republic         Wholesale        UK      Asset   Group
                              of     BOI Financial Financial Management       &
                         Ireland    Life  Services  Services   Services Central   Total
                            EURm    EURm      EURm      EURm       EURm    EURm    EURm
                        _______________________________________________________________

Net interest income        1,019      11       303       610          4    (16)   1,931
Insurance net premium          -   1,755         -         -          -      36   1,791
income
Other income                 304     701       324       245        252    (27)   1,799
Profit on disposal of          -       -         -      (20)          -      31      11
business activities
                        _______________________________________________________________
Total income               1,323   2,467       627       835        256      24   5,532
Insurance claims               - (2,216)         -         -          -     (6) (2,222)
                        _______________________________________________________________
Total income, net of       1,323     251       627       835        256      18   3,310
insurance claims
Operating expenses         (802)    (90)     (252)     (497)      (131)   (279) (2,051)
Impairment losses on        (51)       -      (38)        14          -      96      21
loans & advances
Share of operating           (2)       -        37         -          -     (5)      30
profit from associates  _______________________________________________________________
Profit before taxation    468(7)     161       374    352(8)        125   (170)(9)1,310
                        _______________________________________________________________

Taxation                                                                          (256)
                                                                               ________
Profit for the period                                                             1,054
                                                                               ________

Net assets                 1,403     101       722     1,622        377      52   4,277
                        _______________________________________________________________
Total assets (2)          57,830   8,977   101,203    42,941      2,980  18,113 232,044
                        _______________________________________________________________
Total Risk Weighted       21,969       -    26,454    26,029        284   1,156  75,892
Assets                  ===============================================================


(7) Includes the write off of goodwill associated with Venson for the impairment of certain assets amounted to EUR4m.

(8)  Includes:

     a. Implementation costs of EUR10m associated with the UKFS Business Improvement Programme.

     b.   Restructuring of the UK IFA Businesses

          i. On 18 March 2005, the Group completed the sale of Chase de Vere Financial Solutions plc and Moneyextra Mortgages Limited to AWD plc, part of AWD Holdings AG. The sale proceeds were EUR28.4m (GBP19.4m), which after charging for certain costs and provisions associated with the disposal, has resulted in a net loss on disposal of EUR20.0m (GBP13.7m).

          ii.  Provisions released following the exit from leases EUR8m.

(9)  Includes:

     a. Profit of EUR31m on the sale of the Bank's 50% shareholding in EuroConex Technologies Limited to Nova EuroConex Holdings BV, a subsidiary of US Bancorp, on 29 June, 2004.

     b. A provision of EUR117m relating to the Strategic transformation programme.

     c. Special loan loss release of EUR100m following a review of the loan loss provisions.

3    INTEREST INCOME                                Half Year Half Year      Year
                                                    30-9-2005 30-9-2004 31-3-2005
                                                         EURm      EURm      EURm
                                                    ______________________________

     Loans and advances to banks                          202       113       215
     Loans and advances to customers                    2,164     1,744     3,353
     Finance leasing & instalment credit                  111       102       212
     Available for sale assets                            433       229       483
     Other                                                 19         -         -
                                                    ______________________________
                                                        2,929     2,188     4,263
                                                    ==============================

4    INTEREST EXPENSE                               Half Year Half Year      Year
                                                    30-9-2005 30-9-2004 31-3-2005
                                                         EURm      EURm      EURm
                                                    ______________________________

     Interest on subordinated liabilities                 124       111       225
     Other interest payable                             1,730     1,136     2,107
                                                    ______________________________
                                                        1,854     1,247     2,332
                                                    ==============================


5    OTHER OPERATING INCOME                         Half Year Half Year      Year
                                                    30-9-2005 30-9-2004 31-3-2005
                                                         EURm      EURm      EURm
                                                    ______________________________

     Profit on disposal of investment securities            1         1         2
     Profit on disposal of motor insurance book             -         6         -
     Other insurance income                                49        31        84
     Other income                                          18        25        52
                                                    ______________________________
                                                           68        63       138
                                                    ==============================


6    TOTAL OPERATING EXPENSES                        Half year Half year      Year
                                                     30-9-2005 30-9-2004 31-3-2005
                                                          EURm      EURm      EURm
                                                    ______________________________
     Staff costs                                           571       545     1,109
     Other administrative expenses                         320       306       765
     Depreciation and amortisation of intangibles           81        81       177
                                                    ______________________________
     Total operating expenses                              972       932     2,051
                                                    ==============================



7    EMPLOYEE INFORMATION

The average full time equivalents categorised in line with the business classes, are as follows:

                                              30-9-2005 30-9-2004 31-3-2005
                                              _____________________________

Retail Republic of Ireland                        7,770     7,835     7,761
BOI Life                                          1,065     1,054     1,051
Wholesale Financial Services                      1,524     1,441     1,429
UK Financial Services                             4,125     4,872     4,820
Asset Management Services                           640       638       634
UK Post Office Financial Services                   163       108       143
Group and Central                                 1,133     1,121     1,122
                                              _____________________________
                                                 16,420    17,069    16,960
                                              ==============================




8 TAXATION ON PROFIT ON ORDINARY ACTIVITIES

                                             Half Year Half Year      Year
                                             30-9-2005 30-9-2004 31-3-2005
                                                  EURm      EURm      EURm
                                              _____________________________
Current Tax

Irish Corporation Tax
  Current year                                      81        80       169
  Prior years                                        3         -         2
Double taxation relief                            (13)       (8)      (19)
Foreign tax
  Current year                                      53        35        75
  Prior years                                        -         -         3
                                              _____________________________
                                                   124       107       230
Deferred Tax
Origination and reversal of temporary               15        14        26
differences
                                              _____________________________
                                                   139       121       256
                                              ==============================

9 EARNINGS PER UNIT OF EUR0.64 ORDINARY STOCK

The calculation of basic earnings per unit of EUR0.64 Ordinary Stock is based on the profit attributable to Ordinary s divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders.

                                             Half Year Half Year      Year
                                             30-9-2005 30-9-2004 31-3-2005
                                             _____________________________
Basic

Profit attributable to Ordinary Stockholders     EUR706m     EUR567m   EUR1,047m
Weighted average number of shares in issue
excluding Treasury stock and own shares held
for the benefit of life assurance                 946m      942m      942m
policyholders

Basic earnings per share                         74.6c 60.2c        111.1c

Diluted
The diluted earnings per share is based on the profit attributable to Ordinary Stockholders divided by the weighted average Ordinary Stock in issue excluding Treasury stock and own shares held for the benefit of life assurance policyholders adjusted for the effect of all dilutive potential Ordinary Stock.

                                               Half Year Half Year      Year
                                               30-9-2005 30-9-2004 31-3-2005
                                               _____________________________


Profit attributable to Ordinary Stockholders     EUR706m   EUR567m  EUR1,047m

Weighted average number of shares in issue
excluding Treasury stock and own shares held
for the benefit of life assurance                   946m      942m      942m
policyholders
Effect of all dilutive potential Ordinary             8m        7m        8m
Stock                                          _____________________________
                                                    954m      949m      950m
                                               =============================
Diluted earnings per share                         74.0c     59.7c    110.2c



10 LOANS AND ADVANCES TO CUSTOMERS

                                  30-9-2005   1-4-2005 30-9-2004 31-3-2005
                                       EURm       EURm      EURm      EURm
                                  ________________________________________

Loans and advances to customers      88,256     77,230    69,855    77,076
Loans and advances - finance          1,263      1,230     1,594     1,230
leases
Hire purchase receivables             2,110      1,847     1,727     1,849
                                  ________________________________________
                                     91,629     80,307    73,176    80,155
Provision for impairment (Note        (343)      (319)     (433)     (319)
11)                               ________________________________________

                                     91,286     79,988    72,743    79,836
                                  ========================================

11 IMPAIRMENT LOSSES ON LOANS AND ADVANCES

                                              Half Year Half Year      Year
                                              30-9-2005 30-9-2004 31-3-2005
                                                   EURm      EURm      EURm
                                              _____________________________

Opening balance                                     319       472       472
Exchange adjustments                                  2       (8)       (9)
Charge against profits                               50        28        79
Amounts written off                                (40)      (71)     (144)
Recoveries                                           12        12        21
Special release                                       -         -     (100)
                                              _____________________________
Closing balance                                     343       433       319
                                              =============================


All of which relates to loans and advances to customers


12  FINANCIAL INSTRUMENTS
                                                             30-9-2005   1-4-2005
                                                                  EURm       EURm
(a)     Trading assets                                       ____________________
        Loans to banks                                               -          -
        Loans to customers                                           -          -
        Debt securities:                                     ____________________
          Government securities                                    347        912
          Other public sector securities                             -          -
          Other debt securities                                    271        118
                                                             ____________________

        Equity instruments                                          22          -
                                                             ____________________
                                                                   640      1,030
                                                             ====================


                                                             30-9-2005   1-4-2005
(a)     Trading assets                                       ____________________
                                                                 EURm       EURm
(b)     Other financial assets at fair value through P/L
        Loans to banks                                               -          -
        Loans to customers                                           -          -
        Debt securities:
                                                             ____________________
          Government securities                                  1,873      1,599
          Other public sector securities                             -          -
          Other debt securities                                  1,711        852
                                                             ____________________

        Equity instruments                                       5,693      5,664
                                                             ____________________
                                                                 9,277      8,115
                                                             ====================

12 FINANCIAL INSTRUMENTS (continued)

                                                             30-9-2005   1-4-2005
                                                                  EURm       EURm
                                                             ____________________

(c)     Available for sale assets
        Loans to banks                                               -          -
        Loans to customers                                           -          -
        Debt securities:
                                                             ____________________
          Government securities                                  5,862      5,216
          Other public sector securities                             -          -
          Other debt securities                                 20,628     15,625
                                                             ____________________

        Equity instruments                                          32          -
                                                             ____________________

                                                                26,522     20,841
                                                             ====================

13 CUSTOMER ACCOUNTS

                                    30-9-2005 1-4-2005 30-9-2004 31-3-2005
                                         EURm     EURm      EURm      EURm
                                    ______________________________________

Current accounts                       14,624   13,422    12,367    13,422
Demand deposits                        17,531   21,316    21,120    21,316
Term deposits and other products       24,528   24,670    22,378    24,785
Other short-term borrowings               636      662       686       662
                                    ______________________________________
                                       57,319   60,070    56,551    60,185
                                    ======================================

14 SUBORDINATED LIABILITIES

                                     30-9-2005
                                            EURm
                                     _________

Opening balance                          4,086
Implementation of IAS32/IAS39 on 1         145
April 2005                           _________
                                         4,231

Exchange adjustments                         8
Issued during period                       883
Fair value movements                        20
Amortisation                                 1
                                     _________
Closing balance                          5,143
                                     =========

15 CAPITAL STOCK

                                              Half Year Half Year      Year
                                              30-9-2005 30-9-2004 31-3-2005
                                                   EURm      EURm      EURm
                                              _____________________________

Allotted and fully paid
Equity
948.0m units of EUR0.64 of Ordinary Stock             607       603       604
77.1m units of EUR0.64 of Treasury Stock               49        69        52
                                              _____________________________

                                                    656       672       656
Other equity interests
1.9m units of Non-Cumulative Preference Stock         3         3         3
of StgGBP1 each
3.0m units of Non-Cumulative Preference Stock         4         4         4
of EUR1.27 each                                 _____________________________
                                                    663       679       663
                                              =============================
16 RESERVES

                                                    Half Year Half Year      Year
                                                    30-9-2005 30-9-2004 31-3-2005
                                                    _____________________________
                                                         EURm      EURm      EURm
       Stock premium account
       Opening balance                                    765       767       767
       Exchange adjustments                                 1       (2)       (2)
                                                    _____________________________
       Closing balance                                    766       765       765
                                                    =============================
       Capital reserve
       Opening balance                                    561       503       503
       Implementation of IAS32/IAS39 & IFRS4 on 1       (251)         -         -
       April 2005                                   _____________________________
                                                          310       503       503

       Exchange adjustments                                 1       (1)       (1)
       Transfer from retained profit                       65        52        43
       Reserve on cancellation of stock                     -         -        16
                                                    _____________________________
       Closing balance                                    376       554       561
                                                    =============================
       Retained profit
       Opening balance                                  2,336     2,220     2,220
       Implementation of IAS32/IAS39 on 1 April          (57)         -         -
       2005                                         _____________________________
                                                        2,279     2,220     2,220

       Profit for period                                  709       576     1,054
       Equity dividends                                 (282)     (257)     (417)
       Dividends on other equity interests                (6)       (4)       (8)
       Transfer to capital reserves                      (65)      (52)      (43)
       Minority interest                                    3       (5)         1
                                                    _____________________________
       Profit retained                                    359       258       587

       Exchange adjustments                                42      (87)     (104)
       Reissue of treasury stock under employee            30         5         7
       stock schemes
       Reissue of treasury stock previously held by         -         -         1
       subsidiary
       Transfer from revaluation reserve                    -         6         6
       Actuarial losses on pension funds                (257)     (201)     (386)
       Share based payment reserve                          6         5        11
       Other                                              (1)         1       (6)
                                                    _____________________________
       Closing balance                                  2,458     2,207     2,336
                                                    =============================

16 RESERVES (continued)

                                                    Half Year Half Year      Year
                                                    30-9-2005 30-9-2004 31-3-2005
                                                    _____________________________
                                                         EURm      EURm      EURm
       Revaluation reserve
       Opening balance                                    158       122       122
       Exchange adjustments                                 -       (1)       (1)
       Transfer to revenue reserve on sale of               -       (6)       (6)
       property
       Revaluation of property                              -         -        43
                                                    _____________________________
       Closing balance                                    158       115       158
                                                    =============================

       Available for sale reserve
       Implementation of IAS32/IAS39 on 1 April           137         -         -
       2005
       Movement during period                              59         -         -
                                                    _____________________________
       Closing balance                                    196         -         -
                                                    =============================

       Cash flow hedge reserve
       Implementation of IAS32/IAS39 on 1 April            67        -        -
       2005
       Movement during period                            (77)        -        -
                                                    _____________________________
       Closing balance                                   (10)        -        -
                                                    =============================

       Other equity reserve
       Implementation of IAS32/IAS39 on 1 April           114        -        -
       2005
       Exchange adjustments                                 9        -        -
       Movement during period                               -        -        -
                                                    _____________________________
       Closing balance                                    123        -        -
                                                    =============================



17 AVERAGE BALANCE SHEET AND INTEREST RATES

The following tables show the average balances and interest rates of interest earning assets and interest bearing liabilities for each of the half years ended 30 September 2005 and 2004 and the year ended 31 March 2005. The calculations of average balances are based on daily, weekly or monthly averages, depending on the reporting unit. The average balances used are considered to be representative of the operations of the Group. Rates for the half years are annualised.

                       Half Year                 Half Year                   Year
                      30-9-2005                  30-9-2004                 31-3-2005
                 _______________________  ________________________   ______________________
                 Average                  Average                    Average
                 Balance Interest   Rate  Balance Interest    Rate   Balance Interest  Rate
                    EURm     EURm      %     EURm     EURm      %       EURm     EURm     %
                 __________________________________________________________________________
ASSETS
Loans to banks
Domestic           8,227      198    4.8    6,943       91     2.6     6,834      179   2.6
offices
Foreign offices      252        4    3.2    1,107       22     3.9       987       36   3.6
Loans to customers
(1)
Domestic          44,686    1,041    4.7   33,580      783     4.7    35,812    1,664   4.6
offices
Foreign offices   39,035    1,123    5.8   33,625      961     5.7    34,336    1,689   4.9
Central government
and other eligible
bills
Domestic             231        1    0.9        7        -       -         7        -     -
offices
Foreign offices        -        -      -        -        -       -         -        -     -
Debt Securities
Domestic          22,709      408    3.6   11,935      201     3.4    13,307      426   3.2
offices
Foreign offices      906       25    5.5    1,171       28     4.9     1,125       57   5.1
Finance leases &
instalment credit
Domestic           1,769       52    5.9    2,984       59     4.0     2,859      120   4.2
offices
Foreign offices    1,548       59    7.6    1,332       43     6.5     1,298       92   7.1
Other financial
instruments at fair
value through P/L
Domestic             102        -      -        -        -       -         -        -     -
Foreign              714       18    5.0        -        -       -         -        -     -
Total interest
earning assets
Domestic          77,724    1,700    4.4   55,449    1,134     4.1    58,819    2,389   4.1
offices
Foreign offices   42,455    1,229    5.8   37,235    1,054     5.7    37,746    1,874   5.0
                 __________________________________________________________________________
                 120,179    2,929    4.9   92,684    2,188     4.7    96,565    4,263   4.4
Allowance for                                                          (443)
loan losses        (320)                    (456)
Non interest                                                          21,181
earning assets    19,349                   20,057
(2)              __________________________________________________________________________

Total assets     139,208    2,929    4.2  112,285    2,188     3.9   117,303    4,263   3.6
                 ==========================================================================




17  AVERAGE BALANCE SHEET AND INTEREST RATES (continued)


                     Half Year               Half Year                   Year
                     30-9-2005               30-9-2004                31-3-2005
                _______________________ _______________________ ______________________
                Average                 Average                 Average
                Balance Interest   Rate Balance Interest   Rate Balance Interest  Rate
                   EURm    EURm      %     EURm     EURm      %    EURm     EURm     %
                 _____________________________________________________________________
LIABILITIES AND
STOCKHOLDERS'
EQUITY
Deposits by
banks
Domestic         21,613      370    3.4  18,380      234    2.5  18,882      399   2.1
offices
Foreign offices   1,718       29    3.4   1,212       22    3.6   1,245       38   3.1
Customer
accounts
Demand deposits
  Domestic       12,003       89    1.5  11,153       59    1.1  11,488       79   0.7
  offices
  Foreign         7,161      153    4.3   8,190      158    3.9   7,975      316   4.0
  offices
Term and other
deposits
  Domestic       14,640      133    1.8  10,793       35    0.6  11,677      129   1.1
  offices
  Foreign        12,486      439    7.0  11,354      373    6.6  11,401      512   4.5
  offices
Interest
bearing current
accounts
  Domestic        1,051        3    0.6     926        5    1.1     971       11   1.1
  offices
  Foreign         2,434       41    3.4   2,591       39    3.0   2,553       90   3.5
  offices
Debt securities
in issue
  Domestic       20,017      331    3.3  11,739      115    2.0  13,977      354   2.5
  offices
  Foreign         5,797      142    4.9   4,272       96    4.5   3,769      179   4.7
  offices
Subordinated
liabilities
  Domestic        2,544       51    4.0   2,268       59    5.2   2,248      119   5.3
  offices
  Foreign         1,979       73    7.4   1,405       52    7.4   1,442      106   7.3
  offices
Total interest
bearing
liabilities
  Domestic       71,868      977    2.7  55,259      507    1.8  59,243    1,091   1.8
  offices
  Foreign        31,575      877    5.6  29,024      740    5.1  28,385    1,241   4.4
  offices

                103,443    1,854    3.6  84,283    1,247    3.0  87,628    2,332   2.7
Non interest
bearing
liabilities
Current          10,133                   8,532                   8,886
accounts
Other non
interest         21,249                  15,298                  16,340
bearing
liabilities
Stockholders'
equity
including non     4,383                   4,172                   4,449
equity interest
                 _____________________________________________________________________
Total
liabilities and 139,208    1,854    2.7 112,285    1,247    2.2 117,303    2,332   2.0
stockholders'
equity           =====================================================================


(1) Loans to customers include non accrual loans and loans classified as problem loans.

18 RATES OF EXCHANGE

Principal rates of exchange used in the preparation of the accounts are as follows:
               30-9-2005             30-9-2004             31-3-2005
          Closing    Average    Closing    Average    Closing    Average
EUR/US$      1.2042     1.2286     1.2409     1.2143     1.2964     1.2647
EUR/StgGBP   0.6820     0.6805     0.6868     0.6723     0.6885     0.6834

19     CAPITAL ADEQUACY DATA

                          30-9-2005         1-4-2005         31-3-2005
                               EURm             EURm              EURm
                    __________________________________________________
Adjusted capital
base
Tier 1                        6,418            6,020             5,740
Tier 2                        3,687            2,991             3,313
                    __________________________________________________
                             10,105            9,011             9,053

Supervisory                   (765)            (768)             (994)
deductions
                    __________________________________________________
                              9,340            8,243             8,059
                    ==================================================
Risk weighted
assets
Banking Book                 84,803           73,251            73,257
Trading Book                  3,685            2,635             2,635
                    __________________________________________________
                             88,488           75,886            75,892
                    ==================================================

Capital ratios
Tier 1 Capital                 7.3%             7.9%              7.6%
Total Capital                 10.6%            10.9%             10.6%

20   THE ACCOUNTS WERE APPROVED BY THE COURT OF DIRECTORS ON 23 NOVEMBER 2005.

INDEPENDENT REVIEW REPORT TO THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

Introduction

We have been instructed by the Bank to review the financial information for the six months ended 30 September 2005 set out on pages 16 to 34. We have read the other information contained in the interim statement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim statement, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The directors are responsible for preparing the interim statement in accordance with the Listing Rules of the Irish Stock Exchange.

As disclosed in note 1, the next annual financial statements of the Bank will be prepared in accordance with accounting standards issued by the International Accounting Standards Board ("accounting standards") and adopted by the European Union. This interim statement has been prepared in accordance with the basis of preparation and provisional accounting policies included in the Transition Report, as explained in note 1 to the interim statement.

The accounting policies are consistent with those that the directors intend to use in the next annual financial statements. As explained in note 1, there is, however, a possibility that the directors may determine that some changes are necessary when preparing the full annual financial statements for the first time in accordance with accounting standards issued by the International Accounting Standards Board and adopted by the European Union. The accounting standards and IFRIC interpretations that will be applicable and adopted for use in the European Union at 31 March 2006 are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the Republic of Ireland. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Bank for the purpose of the Listing Rules of the Irish Stock Exchange and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2005.

PricewaterhouseCoopers
Chartered Accountants
Dublin
23 November 2005



                                  Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 24 November 2005